SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 AUG 27 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

07026263

13 August 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Dlw 8/28

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP MAKES PROGRESS IN GROWING NORTH VIETNAM MARKET

- ***New customers commit to VSIP-Bac Ninh***
- ***MOU signed to explore development of new Hai Phong township project***
- ***Signings at Istana witnessed by Prime Ministers of Vietnam and Singapore***

August 13, 2007 – Vietnam Prime Minister Nguyen Tan Dung and Singapore Prime Minister Lee Hsien Loong today witnessed signing ceremonies for the Vietnam Singapore Industrial Park's (VSIP) VSIP-Bac Ninh industrial township project as well as an Memorandum of Understanding (MOU) for a new township project in Hai Phong. The event was hosted by SembCorp's new joint venture, Vietnam Singapore Industrial Park and Township Development Joint Stock Company (VSIP JSC), established recently in July 2007 to develop the VSIP-Bac Ninh industrial township.

New customers commit to VSIP-Bac Ninh

Ten new customers from six countries and territories signed letters of intent committing investments worth US$183.5 million to set up operations in VSIP-Bac Ninh. The investments are set to occupy 96.5 hectares of land, or 20% of the marketable area in the industrial park and township. These commitments by customers are in addition to VSIP JSC's total investment capital of US$103.7 million to develop the 700-hectare VSIP-Bac Ninh, announced last month. The first phase of infrastructure development for this newest and third VSIP project in Vietnam will commence in January 2008.

VSIP-Bac Ninh is located at the border of Hanoi's Gialam District and Bac Ninh Province, 18 kilometres from downtown Hanoi. The 500-hectare industrial park will be home to

non-pollutive, high-tech, high value-added, capital intensive industries such as those in the electronic and pharmaceutical sectors, while the 200-hectare township will comprise commercial and residential developments as well as services to support residents of Bac Ninh province and the surrounding areas.

Ms. Low Sin Leng, Co-Chairman of VSIP JSC and Executive Chairman of SembCorp Parks Holdings, remarked "We thank our new customers for their confidence in the VSIP brand name, as demonstrated by their commitment to VSIP-Bac Ninh shortly after the announcement of the project on 9 July 2007."

"With this latest project in Bac Ninh, VSIP has established three industrial park and township projects in Vietnam totalling 1,545 hectares. VSIP I and II have attracted 330 customers to-date, with the total investment value by customers who have received investment licenses amounting to roughly US$2 billion. These parks alone are expected to generate employment for 75,000 Vietnamese."

"SembCorp and our partners Becamex have worked very well together to drive the VSIP projects in Vietnam. The success of VSIP has also been possible because of the tremendous support of the Vietnam political leaders and local authorities."

For further information on VSIP-Bac Ninh, please refer to SembCorp Industries' earlier press release dated July 9, 2007.

MOU to explore development of new township and industrial park in Hai Phong

On the same occasion, an MOU was also signed between VSIP JSC and the People's Committee of Hai Phong, for VSIP to explore the feasibility of developing a 1,200-hectare township and industrial park in the prime location of Hai Phong City, the third-largest city in Vietnam.

Hai Phong City has been designated for development as one of the five Grade 1 cities of Vietnam along with Hanoi in the North, Danang in the Centre and Ho Chi Minh City and Can Tho in the South. Hai Phong City is 200 kilometres from the Vietnam-Chinese border, and the exit point of two important economic corridors in North Vietnam, the first being the Kunming-Lao Cai-Hanoi-Hai Phong corridor, and the second being the Nanning-Lang Son-Hanoi-Hai Phong corridor.

\- END –

Analysts and media, please contact:

Lay San NG
Senior Manager
Group Corporate Relations
SembCorp Industries Ltd
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

Mary Ann CHAN
Assistant Manager
Corporate Relations
SembCorp Parks Management Pte Ltd
DID: +65 6329 2542
Email: mary.anncye@sembpark.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7 billion and employs more than 7,500 employees. Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

About SembCorp Parks Holdings

SembCorp Parks Holdings is a wholly-owned subsidiary of SembCorp Industries. It owns, develops, markets and manages renowned industrial parks in Indonesia (Batam & Bintan), China (Wuxi) and Vietnam (Binh Duong). It is recognised as one of the leading integrated industrial space providers in Southeast Asia, given its ability to attract a pool of global customers due to its industrial park management and investment promotion expertise.

In 1996, SembCorp Parks established its first VSIP project with a 500 hectare plot in Binh Duong Province. In 2006, it invested in another 345 hectare plot to develop VSIP II in the Binh Duong New Township. Vietnam Singapore Industrial Park JV Co. was incorporated to manage the projects with 51% share held by a Singapore Consortium led by SembCorp Parks and the remaining 49% share held by a Vietnamese state-owned enterprise Becamex IDC. SembCorp Parks holds a 79.29% stake in the Singapore Consortium.

On 9 July 2007, SembCorp Parks entered into a new joint venture to establish VSIP-Bac Ninh. Vietnam Singapore Industrial Park and Township Development Joint Stock Company is incorporated to manage this project with 40.31% share effectively held by SembCorp Parks.

About Vietnam Singapore Industrial Park – Bac Ninh

Vietnam Singapore Industrial Park – Bac Ninh is strategically located in Vietnam's Northern Economic Zone, at the boundary of Hanoi and Bac Ninh Province. It is 20 kilometres from Hanoi City, the capital of Vietnam. The Park enjoys excellent accessibility, as it is 40 kilometres from Noi Bai International Airport and 120 kilometres from the Port of Hai Phong, and is easily accessible from National Highways 1A and Provincial Highway 295. It also enjoys close proximity to housing estates and educational institutions. Furthermore, Bac Ninh Province is linked to the highways leading to China's border province of Guangxi, about 140 kilometres away.

VSIP-Bac Ninh will offer the same proven operating concept, design and systems as the highly successful VSIP projects in Binh Duong Province, including dedicated customer services to hand hold manufacturers in business to start-up and management expertise provided by main joint venture partners SembCorp Parks and Becamex IDC.

END